Exhibit (a)(9)

SUPPLEMENT TO
OFFER TO PURCHASE

AIMCO Properties, L.P.
is offering to purchase up to 5,779 limited partnership units in

Shelter Properties V Limited Partnership
for $60.00 per unit in CASH

On April 2, 2007, we commenced an offer to purchase the limited partnership units of Shelter Properties V Limited Partnership upon the terms and subject to the conditions set forth in the offer to purchase dated as of April 2, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

The purpose of this Supplement is to supplement and amend the information contained in the Offer to Purchase previously mailed to you. We have increased our offer price from $42.29 per unit to $60.00 per unit.

Upon the terms and subject to the conditions set forth in the Offer, we will accept up to 5,779 units validly tendered in response to our Offer. If more than 5,779 units are validly tendered (and not properly withdrawn) on or prior to the expiration date, we will purchase 5,779 units from tendering unitholders on a pro rata basis. You will not pay any partnership transfer fees if you tender units pursuant to this Offer. You will pay any other fees or costs, including any transfer taxes. Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our Offer. There are 1,454 holders in your partnership as of May 30, 2007.

OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JUNE 15, 2007, UNLESS WE FURTHER EXTEND THE DEADLINE.

We urge you to read the information in the Offer to Purchase, as supplemented hereby, for a description of our Offer. See “Risk Factors” beginning on page 4 of the Offer to Purchase previously mailed to you for a description of risk factors that you should consider in connection with our Offer, including the following:

•	IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY, EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION AND IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT OR WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT. YOU WILL ALSO ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS, PROVIDED, HOWEVER, YOU WILL STILL BE ENTITLED TO RECEIVE YOUR PRO RATA SHARE OF THE SETTLEMENT FUND IN THE NUANES AND HELLER LITIGATION EVEN IF YOU TENDER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE, AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND JUDGMENT ENTERED THERETO BECOME FINAL.

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If you decide to accept our Offer, you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our Offer, at one of its addresses set forth below and on the back cover of this Supplement. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement or the related Letter of Transmittal may also be directed to the Information Agent at (800) 467-0821.

June 4, 2007

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•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	The appraisals on which we based our estimate of the net equity value per unit (which was our initial offer price) were completed in 2003; more recent appraisals might indicate higher property values and, accordingly, a higher price per unit.

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.

•	Our offer price might be higher if it took into account any potential improvements in the fair market value or operating performance of your partnership’s properties.

•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our Offer.

•	We are making this Offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were liquidated.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of properties owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.

The general partner does not make any recommendation regarding whether you should accept this Offer. You are encouraged to carefully review the Offer to Purchase, as supplemented hereby, and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

For information, please call:

TOLL FREE: (800) 467-0821

SUPPLEMENTAL INFORMATION

The Offer to Purchase is hereby supplemented as follows (capitalized terms that are not otherwise defined herein have the respective meanings ascribed thereto in the Offer to Purchase):

On April 2, 2007, we commenced an offer to purchase limited partnership units in your partnership for $42.29 per unit in cash. We are now offering to purchase limited partnership units for $60.00 per unit in cash. The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made or declared by your partnership on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer. If the offer price is reduced in this manner, we will notify you and, if necessary, we will extend the offer period so that you will have at least ten business days from the date of our notice to withdraw your units.

If you have already tendered units to us, you need not take any further action to receive our increased offer price for any units we purchase. If, prior to the expiration date, we increase the consideration offered pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

Upon the terms and subject to the conditions to the offer, we will accept (and thereby purchase) units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights” in the Offer to Purchase. We have extended the expiration date of the offer to midnight, New York City time, on June 15, 2007, and we reserve the right in our reasonable discretion to further extend the period of time for which the offer is open. See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period” in the Offer to Purchase for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

As a result of the increase in our offer price to $60.00 per unit, we expect that approximately $0.3 million will be required to purchase all of the limited partnership units that we are seeking in this offer, exclusive of fees and expenses. In addition to this offer, we are making concurrent offers to acquire interests in several other limited partnerships. If such transactions were fully subscribed for cash, we would be required to pay approximately $70.4 million for such units.

On May 25, 2007, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MacKenzie Patterson Special Fund 6, LLC, and MPF DeWaay Premier Fund 3, LLC, and/or their assigns (collectively, “MPF”) commenced a tender offer to purchase 10,508 limited partnership units in your partnership at a purchase price of $55.00 per unit. If you tendered your units in such offer, you may still tender your units to us by completing a letter of transmittal which authorizes us to deliver on your behalf a notice of withdrawal to the depositary for such offer. Please note that the MPF offer does not permit you to withdraw units tendered to MPF after July 6, 2007. However, unless units tendered pursuant to the MPF offer have been accepted for payment as provided in MPF’s offer, units tendered to MPF may be withdrawn on or after July 24, 2007.

The general partner of your partnership believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. However, the general partner notes that our offer price, as amended, is higher than the MPF offer price.

We increased our offer price in response to the MPF offer. As a result, our current offer price of $60.00 per unit is higher than our estimate of the net equity value of each unit ($42.29).

Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or any other nominee for assistance concerning the Offer.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail: P.O. Box 268 Lyndhurst, NJ 07071	By Overnight Courier: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071	By Hand: 1200 Wall Street, 3rd Floor Lyndhurst, NJ 07071

By Telephone:

TOLL FREE: (800) 467-0821

By Fax:

(201) 460-0050